AB* 3/10

[redacted]

09058990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-42993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CUMBERLAND BROKERAGE CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
417 N. 8TH STREET, SUITE 507
(No. and Street)

PHILA.	**PA**	**19123**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLENN P. SCHARF **(215) 972-0300**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**10017**	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

JD 3/22

I, GLENN P. SCHARF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUMBERLAND BROKERAGE CORP., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Sworn to and subscribed before me this 22nd day of Feb 2009.

Signature

PRESIDENT
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KIMBERLY A. ROGERS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 16, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CUMBERLAND BROKERAGE CORPORATION
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Cumberland Brokerage Corporation

We have audited the accompanying statement of financial condition of Cumberland Brokerage Corporation (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	83,436
Segregated assets		54,482
Receivables from clearing organizations		58,007
Fees receivable		4,838
Prepaid expenses and other assets		12,930
Property and equipment, net of accumulated depreciation of $43,841		2,426
TOTAL ASSETS	$	216,119

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	23,318
Liability for segregated assets		54,027
Total liabilities		77,345
Commitments and contingencies (Note 3)		
Shareholder's equity:		
Preferred stock -$100 par value; 5,000 shares authorized, no shares issued and outstanding		-
Common stock - $1 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		1,704,630
Accumulated deficit		(1,575,856)
Total shareholder's equity		138,774
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	216,119

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 1990 under the laws of the New Jersey.

The Company operates primarily as a securities and bond broker in the Mid-Atlantic region. Additionally, it provides annuity, administrative and advisory services to a diverse clientele.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company receives commission income in accordance with the terms of agreements with its clearing agents and insurance companies. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on the sale of annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions
Principal transactions are recorded on a trade-date basis.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and certificates of deposit with maturities of three months or less when purchased.

Property and Equipment
Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes
The Company, with the consent of its shareholders, has elected to be taxed as an S corporation for federal and state income tax purposes. As such, the Company's taxable income or loss is allocated to its shareholders in accordance with their respective percentage ownership, and the Company is not subject to federal and state corporate taxes. Accordingly, no provision had been made for federal or state income taxes in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As provided by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements, and the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

The securities transactions of the Company's customers are introduced on a fully-disclosed basis with its clearing agent. The clearing agent carries all of the securities accounts of the customers of the Company and is responsible for execution, settlement, and financing of various customer securities transactions.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Further, the Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$	3,500
Property and equipment		9,818
Computer equipment		29,361
Computer software		3,588
		46,267
Less: accumulated depreciation		(43,841)
Property and equipment, net	$	2,426

Depreciation expense for the year ended December 31, 2008, amounted to $2,242.

NOTE 5. TRANSACTIONS WITH CLEARING AGENTS

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities transactions on a fully-disclosed basis. The clearing agent reflects all such transactions on its books and records them in accounts it carries in the names of such customers.

In addition, the agreement also requires the Company to maintain a minimum clearing deposit of $50,000.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company's net capital was approximately $118,000, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 at December 31, 2008.

NOTE 7. CERTIFICATE OF DEPOSIT PROGRAM

The Company offers a Certificate of Deposit Program (the "CD Participation Program") in which customer funds are combined to purchase jumbo CDs with various banks. The Company has established a special escrow account with a financial institution ("Escrow Agent") for the benefit of its customers. The Company does not record the purchase of the jumbo CDs on its books or in its financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have been accumulated by the Escrow Agent, a jumbo CD is purchased in the name of the Escrow Agent. Upon maturity, interest payments and principal are sent to the Escrow Account to be distributed to the Company's customers.

NOTE 8. CASH AND CASH EQUIVALENTS AND RESTRICTED CUSTOMER DEPOSITS

Restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs are reported separately in the accompanying statement of financial condition. As of December 31, 2008, the Company had recorded an offsetting liability of $40,255 for customer funds held in the Company's wire account.

In addition, customer funds held for investment in the Company's CD Participation Program are also held in separate accounts and reported separately in the accompanying statement of financial condition. Such funds represent: (1) restricted customer funds transmitted to the Company for subsequent investment in the CD Participation Program; (2) interest received and due to customers on jumbo CDs associated with the CD Participation Program; and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Participation Program. As of December 31, 2008, the Company had recorded an offsetting liability of $14,127 for customer funds held in a segregated account.

NOTE 9. CHANGE IN OWNERSHIP OF THE CORPORATION

In August 2008, following the death of the then majority shareholder, ownership of all of the issued and outstanding capital stock was transferred to a new owner (an existing officer of the Company) pursuant to the terms of a stock purchase agreement. In connection with that agreement, the issued and outstanding shares of common stock have been pledged by the shareholder as security in connection with a note payable executed by him in favor of the former owners of the Company.

NOTE 10. REDUCTION IN MINIMUM NET CAPITAL

Subsequent to December 31, 2008, the Company submitted its request to FINRA to reduce the business activities it is permitted to carry out and to be granted a corresponding reduction in its minimum net capital. The management of the Company believes that the application will be reviewed favorably and the request approved.